Exhibit 12.1
COLONIAL PROPERTIES TRUST
Ratio of Earnings to Fixed Charges and Ratio of Earnings to
Combined Fixed Charges and Preferred Share Distributions

	For the Years Ended December 31,
(all dollar amounts in thousands)	2008	2007		2006		2005		2004

Earnings:
Pre-tax income (loss) before adjustment for minority interest in consolidated subsidiaries or income, loss from equity investees, extraoridinary gain or loss, or gains on sale of properties	$(127,000)	$(72,930)		$(24,039)		$(49,795)		$(5,243)
Amortization of interest capitalized	3,600	2,700		2,400		1,800		1,700
Interest capitalized	(25,032)	(27,105)		(17,063)		(6,907)		(5,576)
Distributed income of equity investees	13,344	13,207		9,370		3,588		2,148
Fixed charges	107,253	130,246		158,676		97,804		85,118

Total earnings	$(27,835)	$46,118		$129,344		$46,490		$78,147

Fixed Charges:
Interest expense	69,951	89,105		127,778		79,136		67,556
Capitalized interest	25,032	27,105		17,063		6,907		5,576
Debt costs amortization	5,019	6,786		6,584		4,267		3,111
Distributions to Series B preferred unitholders	7,251	7,250		7,251		7,494		8,875

Total Fixed Charges	$107,253	$130,246		$158,676		$97,804		$85,118

Distributions to Series A, Series C and Series D preferred shareholders	8,773	13,439		20,902		14,781		15,284

Combined Fixed Charges and Preferred Share Distributions	$116,026	$143,685		$179,578		$112,585		$100,402

Ratio of Earnings to Fixed Charges	(a )	(a	)	(a	)	(a	)	(a	)

Ratio of Earnings to Combined Fixed Charges and Preferred Share Distributions	(b )	(b	)	(b	)	(b	)	(b	)

a)	For the years ended December 31, 2008, 2007, 2006, 2005 and 2004, the aggregate amount of fixed charges exceeded our earnings by approximately $135.1 million, $84.1 million, $29.3 million, $51.3 million and $7.0 million, respectively, which is the amount of additional earnings that would have been required to achieve a ratio of earnings to fixed charges of 1.0x for such period. The deficiency of the ratio of earnings to fixed charges for all years presented is impacted by the classification of operations for assets held for sale and sold as discontinued operations. The deficiency of the ratio of earnings to fixed charges for the year ended December 31, 2008 is also due to the $116.9 million non-cash impairment charge related to the Company’s for-sale residential business and certain development projects. The deficiency of the ratio of earnings to fixed charges for the year ended December 31, 2007 is also due to the $43.3 million non-cash impairment charge related to the Company’s for-sale residential business. The deficiency of the ratio of earnings to fixed charges for the year ended December 31, 2005, is also impacted by amortization of intangible assets acquired in the Cornerstone merger.

b)	For the years ended December 31, 2008, 2007, 2006, 2005 and 2004, the aggregate amount of fixed charges and preferred share distributions exceeded our earnings by approximately $143.9 million, $97.6 million, $50.2 million, $66.1 million and $22.3 million, respectively, which is the amount of additional earnings that would have been required to achieve a ratio of earnings to fixed charges of 1.0x for such period. The deficiency of the ratio of earnings to fixed charges for all periods presented is impacted by the classification of operations for assets held for sale and sold as discontinued operations. The deficiency of the ratio of earnings to fixed charges for the year ended December 31, 2008 is also due to the $116.9 million non-cash impairment charge related to the Company’s for-sale residential business and certain development projects. The deficiency of the ratio of earnings to fixed charges for the year ended December 31, 2007 is also due to the $43.3 million non-cash impairment charge related to the Company’s for-sale residential business. For the year ended December 31, 2005, the deficiency is also a result of the Company recording amortization expense of approximately $42.0 million related to intangible assets acquired in the Cornerstone merger.
The ratios of earnings to fixed charges were computed by dividing earnings by fixed charges. For this purpose, earnings consist of pre-tax income from continuing operations before adjustment for minority interest in consolidated subsidiaries or income or loss from equity investees, gains on sale of properties, distributed income of equity investees, fixed charges and amortization of capitalized interest excluding interest costs capitalized. Fixed charges consist of interest expense (including interest costs capitalized) and amortization of debt issuance costs.